PENN VIRGINIA GP HOLDINGS, L.P.

Three Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

November 30, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-135686) of Penn Virginia GP Holdings, L.P. (the “Registrant”)

Ladies and Gentlemen:

On November 30, 2006, the Registrant filed with the Securities and Exchange Commission (“the Commission”) a request for acceleration of the effectiveness of the above-captioned Registration Statement (the “Registration Statement”). The Registrant hereby withdraws such acceleration request and files with Commission the attached letter requesting that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on December 4, 2006, at 12:00 p.m. Eastern Standard Time.

Please call the undersigned at (610) 687-8900 or Allan D. Reiss of Vinson & Elkins LLP at (212) 237-0018 with any questions regarding this matter.

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC
Its general partner

	By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA GP HOLDINGS, L.P.

Three Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

November 30, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-135686) of Penn Virginia GP Holdings, L.P. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on December 4, 2006, at 12:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In addition, we represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

United States Securities and Exchange Commission

November 30, 2006

Please call the undersigned at (610) 687-8900 or Allan D. Reiss of Vinson & Elkins LLP at (212) 237-0018 with any questions regarding this matter.

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC
Its general partner

	By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President